02049592

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Marcopolo SA

*CURRENT ADDRESS Av. Marcopolo, 280 – Bairro Planalto
Caxias do Sul – RS – Brazil
Caixa Postal 238 – Cep 95086-200

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

FILE NO. 82- 4310 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 8/23/01

82-4310

AR/S

12-31-00

Annual Report 2000

Marcopolo

Marcopolo's name has strong ties with the history of transport.

A leading manufacturer of bodies for buses in Brazil as well as in Latin America, the company is ready to face the complex challenges of a global market.

On top of 51 years of activities, the company is actively expanding and updating its manufacturing facilities, signing international strategic partnerships, investing heavily in new products, and confirming its mission to address the needs of increasingly demanding and global customers.

The company not only has an enviable position in Brazil, doing business on a nationwide scale, but is also extending its international reach, investing in many countries of different continents, where great demand for its products is found.

The three Brazilian plants – two in Caxias do Sul, Rio Grande do Sul state, and one in Duque de Caxias, Rio de Janeiro state – have an output capacity of 16,500 units per year. The company also has plants in Portugal, Argentina, Colombia, Mexico and South Africa, which give Marcopolo a worldwide production capacity of 22,000 vehicles per year. They are buses of all kinds – coaches, urban buses, microbuses and minibuses – used by all areas of the transport industry. They are quality products that take the Marcopolo brand to all corners of the globe.

"Marcopolo's mission is to offer goods and services that meet the needs of both customers and passengers with state-of-the-art technology and high performance levels; to assure a good return on investment for shareholders; to help make mass transportation a priority; and to improve the quality of life for its employees and society as a whole".

Table of Contents

Marcopolo

Letter to the Shareholders



The year 2000 was a decisive one for Marcopolo's growth. It was a year in which the company successfully met the challenges it faced and consolidated innumerable achievements. It was a year in which it once again confirmed its leadership in the bus body market and expanded even more its area of activity.

In tune with our strategic planning, we further strengthened our presence on the world scenario. In the South American countries that form part of the Mercosur and Andean Pact trade blocs, we have plants in Brazil, Argentina and Colombia. In the latter, we established a partnership with Superbus, a company of the Fenalca Group, to take part in the Transmilenio project with the support of Volvo. In the North American Free Trade Agreement (NAFTA) area, we are consolidating our presence in Mexico through Polomex, a company in which Mercedes Benz also has a stake. In Europe, Marcopolo bus bodies are produced at our plant in Coimbra, Portugal, which has been operating since 1991. Together with Scania South Africa, we began assembling our products in that country at our plant in Pietersburg, Northern Province. A competent network of representatives and an internal staff of 6,659 highly motivated employees back all these industrial units. Thanks to them, Marcopolo buses today circulate throughout Brazil and in more than 60 countries.

Our market leadership drives us to accept new challenges, and thanks to the talent and capacity of our technical staff, this once again became evident in 2000 with the launching of the highly successful "Geração 6" line of intercity buses. Sales of the Volare and Fratello minibuses also grew substantially.

Due to new product launchings and to the demand for our products during the first months of the year, we begin 2001 with optimism. Given current internal and external market conditions, we believe we will be able to achieve, and even surpass, our growth estimates of between 8% and 10%.

We are convinced that Brazil will continue growing in today's globalized economy, providing companies with the necessary tranquility to continue investing in search of new and better results.

Paulo Bellini

President



Highlights and Initial Considerations

Marcopolo is one of the world's largest bus body manufacturers. In 2000, in line with its Strategic Planning, the company undertook a series of major initiatives to consolidate its operations and leadership position in this sector. In May, it launched its new Senior microbus, as well as new Volare and Fratello models that expanded its line of Light Commercial Vehicles (LCVs). In August it introduced its GERAÇÃO 6 line of intercity buses, completing its project to modernize and redesign its entire product line. It expanded its presence abroad with strategic alliances in Mexico, South Africa and Colombia.

Consolidated net revenue totaled R$833.5 million – 79.4% more than the R$464.6 million posted in 1999. Net income came to R $17.2 million or 70.7% more than the previous year. The value of preferred shares increased 12.6% and at the end of the year were quoted at R$2.30 – 26.1% above the BOVESPA (São Paulo Stock Exchange) index.



Consolidated Data (R$ Million)

Indicadores/Anos	2000	1999	Change (%)
Net revenues	833.5	464.6	79.4
Domestic sales	421.2	268.1	57.1
Oversea sales	412.3	196.5	109.8
Gross profit	163.8	91.1	79.8
Operating income before net financial result	50.4	19.1	163.5
EBITDA	63.5	34.4	84.3
EBITDA margin (% of net revenues)	7.6%	7.4%	0.2pp
Net income	17.2	10.1	70.7
Earnings per share (1)	0.228	0.142	60.6
Total Assets	592.0	488.9	1.1
Net financial liabilities	109.7	73.5	49.2
Stockholders' equity	212.6	202.9	4.8
Net financial liabilities/Stockholders' equity (%)	51.6	36.2	15.4pp
Investments	30.3	22.9	32.5

(1) Parent company result.

Sector Performance

Brazil's economy recovered substantially in 2000, posting one of the best performances since the start of the Plano Real economic stabilization program. The bus body industry's growth, which resumed in the second half of 1999, continued throughout the year of 2000. A total of 17,001 units were produced, representing a 40.5% increase over the previous year's output.

Highlighting this growth was the export of 4,832 units – 94.2% more than in 1999. Demand on the domestic market grew 26.6%. It is important to note that production of urban bus bodies dropped during the last two fiscal years, while the output of microbuses and Light Commercial Vehicles (LCVs) increased significantly.

Brazilian Bus Body Production (Units)

Models/Years	2000	1999	1998	1997	1996
Intercity Buses	5,559	3,519	4,666	4,758	4,082
Urban Buses	8,302	7,384	13,054	12,140	13,860
Micro Buses	3,140	1,195	1,571	1,406	556
Total	**17,001**	**12,098**	**19,291**	**18,304**	**18,498**

Source: FABUS (National Association of Bus Body Manufacturers)

Marcopolo Performance

In 2000, Marcopolo posted an excellent performance both on the domestic and foreign markets. Jointly, Marcopolo and Ciferal produced 8,317 units, representing a 49.6% increase over the previous year's figures. As a result of Marcopolo's performance, its market share went from 45.9% to 48.9%. Besides intercity, urban and microbus models, more than 2,934 Light Commercial Vehicles (LCVs) were produced, against the 1,084 LCVs made in 1999. As part of its strategy to diversify markets and consolidate its overseas presence, Marcopolo exported 2,927 units – 101.5% more than in 1999.

Marcopolo Production – Consolidated Data (Units)

Models/Years	Total		Marcopolo		Ciferal	
	2000	1999	2000	1999	2000	1999
Intercity Buses	2,643	1,646	2,643	1,646	-	-
Urban Buses	4,113	3,235	2,641	2,861	1,472	374
Micro Buses	1,561	678	1,561	676	-	2
Total	**8,317**	**5,559**	**6,845**	**5,183**	**1,472**	**376**

Source: FABUS
Note: Ciferal: Production in 1999 totaled 1,050 units –977 urban buses and 73 microbuses. The amounts indicated in the chart refer only to production as of July, after the company's merger with Marcopolo.

Marcopolo – Share in Brazilian Bus Body Production (Consolidated Data)

Modelos/Anos	2000 (%)	1999 (%)	1998 (%)	1997 (%)	1996 (%)
Intercity Buses	47.5	46.8	52.2	50.1	52.8
Urban Buses	49.5	43.8	32.2	29.3	25.4
Micro Buses	49.7	56.7	59.5	67.3	65.8
Total	**48.9**	**45.9**	**39.3**	**37.7**	**32.7**

Source: FABUS



Consolidated Results

The substantially higher production levels and sale volumes registered by almost all of Marcopolo's units resulted in a net consolidated revenue of R$833.5 million, an exceptional increase of 79.4% over the results posted in 1999. Exports accounted for 49.5% of net consolidated revenue, against 42.3% in 1999.

Gross profit, equivalent to 19.7% of net income, was practically the same as in 1999 (19.6%). Several reasons explain why this result did not correspond to the growth in revenue. To begin with, the parent company did not fully neutralize the impact of higher costs of material with internal measures, or by adding these costs to the final prices, which continue repressed. In second place, the margins posted by some subsidiaries were less than those of the parent company. Examples of this are Ciferal - Rio de Janeiro (Brazil) which basically produces urban bus bodies with low added value; Polomex - Monterrey (Mexico) whose margins were determined by the parent company's marketing strategy; and Laureano - Rosario (Argentina) because of the difficulties currently afflicting Argentina's economy.



The parent company's administrative and selling expenses went from R$49.7 million to R$67.2 million – a nominal increase of 35.2% between 1999 and 2000. During the same period, these expenses at the subsidiaries rose from R$21.6 million to R$42.7 million, mainly as a result of the inclusion, as of January, of the expenses of new subsidiaries Laureano S.A., Laureano Gonzales S.A. and Polomex. Meanwhile, the relation between consolidated administrative and selling expenses and net revenue decreased from 15.3% to 13.2%.

The negative net financial result of R$22.7 million in 2000 (R$11.4 million in 1999) was due to the rise in net financial liabilities that went from R$73.5 million at the end of 1999 to R$109.7 million in 12/31/2000. This R$36.2 million increase was prompted by a rise in bank liabilities, resulting from new investments. Thus, net financial debt at the end of the year was 51.2% of stockholders' equity, compared to 36.2% in 1999.

The company's net income of R$17.2 million was 70.7% higher than the R$10.1 million reported in 1999.


CARRASCO
105

Cash Generation

Cash generation, as expressed in terms of EBITDA, totaled R$63.5 million, or 84.3% higher than the R$34.4 million registered in 1999. The EBITDA margin was 7.6% compared to 7.4% in 1999. Investments consumed R$33.4 million and loans another R$2.5 million. As a result the initial cash balance of R$127.5 million in January1, stood at R$88.8 million at the end of the year.



Research, Development and New Products

At Marcopolo, investments in research and development are a priority. Over the past two years, the company installed itself in Mexico, South Africa and Colombia, reflecting its experience and managerial boldness. At the same time, Marcopolo's research and development personnel focused their efforts on new products.

Between 1999 and 2000, expenditures with the development and launching of new products totaled R$8 million. As a result of these investments, the company introduced, in May, its Senior 2000 model and its spin-offs that expanded the range of Light Commercial Vehicle (LCV) options like the Volare A-8 and Fratello. In August, the company replaced its highly successful Geração V model – of which more than 43,000 units were produced – with the new, differentiated and innovative Geração 6 line of intercity buses.

The company also took its innovations overseas. In November's Madrid Fair, Marcopolo introduced its Senior microbus, the first bus made in Brazil for the European market. The development and implementation of projects in Colombia and South Africa were concluded in partnership with local companies. Marcopolo is convinced these projects will be just as successful as others that preceded them, representing a substantial contribution to the company's future expansion and performance.

Administrative Changes



The company proceeded with its administrative reorganization to take full advantage of new marketing opportunities and support its expansion in the country and overseas. In the third quarter, Mr. José Rubens De La Rosa was appointed as General Director, a position he will hold jointly with that of Administrative and Financial Director. Mr. Carlos Zignani was put in charge of the strategic actions adopted by the corporate board of directors. Mr. Carlos Casiraghi was named General Director at Polomex.

Capital Markets

Performance of Marcopolo's Shares in Bovespa

Indicators/Years	2000	1999	1998	1997	1996
Number of Transactions	1,404	1,384	856	1,280	641
Shares Negotiated (million)	13.2	10.4	18.6	286.2	121.2
Value of Transactions (US$ million)	17.6	10.1	26.6	51.3	23.2
Market Value (US$ million)	96.6	98.7	74.8	92.1	140.3
Outstanding Shares (million)	82.1	82.1	82.1 (1)	820.7	820.7
Quotation (R$ per preferred share)	2.30	2.13	1.10	1.32	1.74

Note: The quotation value of the year's last transaction of preferred shares, out of a total of ordinary and preferred shares at the end of each year, was used to determine market value. The resulting value was converted to US$ according to the official purchase exchange rate on December 31.

(1) After the reverse split in April 1998.


ESTRADA DE FERRO SOROCABANA

Interest on shareholders'equity

On December 26, payment of interest on capital totaled R$7,511,393.37 – R$0.0869 per ordinary share and R$0.0956 per preferred share. This interest was imputed to mandatory dividend payments declared in advance in the fiscal year of 2000. Payment began on March 2001.

Shareholding Structure

The company's capital stock of R$130 million is composed of 82.1 million shares – 38.5 million ordinary and 43.6 million preferred shares. Marcopolo maintain a Level 1 ADR (American Depositary Receipts) program launched in the second half of 1996. Each ADR represents 10 preferred shares. This program provides foreign investors with greater liquidity for their shares in the company.





Participation and Results of Subsidiaries

Either directly or indirectly, Marcopolo owns 100% of the capital stock of its subsidiaries, with the exception of Ciferal in which its has a 50% stake. As of Jan.1, 2001, when its association with Mercedes-Benz Mexico went into effect, Marcopolo owns a 74% share of Polomex.

A number of measures were taken during the fiscal year of 2000 aimed at consolidating the company's presence in Brazil and abroad. As a result, its subsidiaries obtained a net revenue of R$265.5 million – 162.6% more than in 1999. However due to different fields of activity and to the specific conditions of each region in which they operate, not all of the company's units registered the same performance, and as a whole they posted a net loss of R$6.7 million

Ciferal – Despite increased sales, this subsidiary posted a negative result due to its almost exclusive production of urban buses with low added value. To better use its installed capacity and improve its performance, Ciferal began manufacturing, in August, the Fratello, an LCV.

MVC – This subsidiary has achieved international recognition for its products made with Resin Transfer Molding (RTM) technology. It produces a wide range of products for the automobile, railroad, aircraft and visual communication sectors. The expansion of its product line contributed to its increased sales.

Dinaço* – Benefited by the growing demand from the automobile, metallurgical and furniture sectors, this subsidiary continued to register positive results.

Polomex – Located in Monterrey (Mexico), this subsidiary met all of the parent company's expectations during its first full year of operations and demonstrated the excellent potential of the local market. The main contribution of this unit is the substantial leverage it provides to the parent company's exports. Its current order portfolio and the association with Mercedes-Benz permit us to forecast significant business growth in 2001.

* This unit was sold on March 8, 2001.

Marcopolo Latinoamerica – Located in Rio Cuarto - Córdoba (Argentina) amid the continued economic slowdown of the Argentine economy, this unit continued consolidating its presence in that country, where it accounts for 33% of the production of urban buses. Marcopolo hopes its subsidiary will begin positing positive results as soon as economic growth resumes in Argentina.

Laureano S.A. e Laureano Gonzales S.A. – These two companies were purchased in January 2000 to provide strategic support to Marcopolo Latinoamerica. However, due to Argentina's economic crisis, results failed to meet expectations.

Marcopolo Indústria de Carroçarias – Located in Coimbra, Portugal, this unit continued performing its strategic role of keeping the parent company permanently updated on Europe's technological and design innovations.

Strategic Alliances – In June, Marcopolo, togheter with Scania South Africa Pty. Ltd, began assembling the Torino intercity bus in the city of Pietersburg. The success of the first units circulating in the Northern Province will allow Marcopolo to continue with this project. Another important agreement was the one signed with the Superbus Company of Bogota, Colombia to supply and jointly assemble the Viale articulated bus. The agreement is part of the Transmilenio Project that will renovate the mass transportation system of the Colombian capital. Production of the Viale could be increased in order to export it to the other countries of the Andean Pact and to Panama.



Investments/Fixed Assets

Consolidated investments of R$39.4 million were made during the fiscal year. Of this total, R$14.3 million were invested in the parent company and R$25.1 million in its subsidiaries. The funds were mainly used for the acquisition of machines and equipment, buildings, tools and computer equipment.

Through its fully owned subsidiary, ILMOT International Corporation, Marcopolo concluded, in January of 2000, its US$4.2 million purchase of the net assets of Laureano Gonzales S.A. and Laureano S.A., two Argentine companies located in the city of Rosario, Santa Fé Province. Part of the US$4.2 million was financed through August 2002. The strategic objective of the purchase of these two companies, which are exclusive Mercedes-Benz dealers, is to guarantee the supply of bus chassis to Marcopolo Latinoamerica.


Marcopolo
Marcopolo

On September 26, 2000, Marcopolo and Mercedes-Benz Mexico de C.V. – of the DaimlerChrysler AG Group – signed an Association and Cooperation Agreement involving Polomex S.A de C.V., a Marcopolo subsidiary. At the time, a US$6.2 million capital increase in Polomex was done through ILMOT International Corporation. As of January 2001, Mercedes Benz Mexico held 26% of Polomex's capital stock thanks to a US$2.2 million capital increase. Polomex will assemble buses with Marcopolo bodies assembled over chassis produced principally by Mercedes-Benz. Polomex's installations were transferred from Aguascalientes to Monterrey, next to the Mercedes-Benz factory in the state of Nuevo Leon.

Human Resources

Number of Employees	2000	1999	1998
Parent Company	4,253	3,427	3,755
Subsidiaries in Brazil	1,838	1,642	1,048
Subsidiaries Abroad	568	331	325
Total	**6,659**	**5,400**	**5,128**
Turnover Rate(%) (1)	**0.69**	**1.09**	**0.81**

(1) Refers to the parent company.

During the year, Marcopolo invested in a number of human resources programs aimed at improving its employees' professional qualifications and their quality of life.

Pofessional Training – To improve the professional qualifications of its staff, Marcopolo held 1,035 training courses focused on operational techniques and the development of managerial skills. A total of 608 education-incentive scholarships were granted, covering all levels, from primary school to post-graduate courses. These programs absorbed investments amounting to R$1.2 million.

Profit Sharing Program – Company employees received R$5.1 million through the profit sharing program, which not only helps improve their performance and earnings but also gives them a real sense of partnership in the business.

Marcopolo Foundation and Employee Association – Managed by the employees themselves, these two organizations provide their associates with loans and a series of other benefits like a company store, a club in the countryside and leisure, recreational and sports facilities.

Marcoprev – At the end of the fiscal year, Marcopolo's private pension fund had total assets of R$25.2 million – R$3.1 million more than in the previous year The funds provides all employees benefits that supplement those offered by Brazil's social security system. As Marcoprev's principal sponsor, Marcopolo allocated R$2.2 million to the fund in 2000.

Medical and Health Benefits – Permanently concerned with the quality of life and well being of its employees, Marcopolo maintains a comprehensive medical and dental assistance program, which during the last fiscal year attended to 30,000 cases. The company also provides its employees with private health plans, free transportation services and meals.

The scope and quality of these activities have earned Marcopolo widespread recognition as attested by its ranking among the "Best Companies to Work for in Brazil."

The Bus Body Segment and the Future

The future performance of the bus body segment in Brazil and of the entire industrial chain associated to it will depend on the adoption of immediate measures that include:

- Clearly-defined urban transportation policies;
- A solution to the problem of illegal transportation services;
- Investments in highway and urban transportation infrastructure;
- Greater access to credit lines from FINAME (the government's machinery and equipment financing agency) and the BNDES (Brazil's National Development Bank);
- The prioritization of mass transportation over individual forms of transportation.

In regard to the above measures, the activities of Brazilian trade associations like FABUS, ABRATI, NTU, ANTP, SEDU and SIMEFRE deserve special mention.

Aware of the problems facing the sector, the federal government has asked the Urban Development Secretariat to draw up a plan aimed at implementing an efficient urban transportation system in the country. Marcopolo is actively involved in this task whose main objective is to prioritize mass transportation.





Outlook for 2001

During the current fiscal year, the Administration will focus its efforts on consolidating the company's expansion achieved in 2000, the recovery of the units that posted losses and on improving the performance of other units. The demand for buses on the Brazilian market is expected to be between 5% and 10% higher than in 2000, while exports are also expected to continue growing. Marcopolo began the year of 2001 full of optimism amid expectations of a possible 8% to 10% growth in the company's net consolidated revenue and of increased results.

Marcopolo Companies



Ana Rech Unit

Located in the Ana Rech district of Caxias do Sul, Rio Grande do Sul state (Brazil), it is Marcopolo's main factory. Intercity and urban buses are produced in this 60,000 square meter plant built on 305,000 square meters of land.



Planalto Unit

Located in the Planalto district of Caxias do Sul, this 38,000 square meter factory produces microbuses and light commercial vehicles (LCVs).

Together, the two Marcopolo factories in Caxias do Sul - RS - Brazil have an installed capacity for the annual production of 13,500 buses.



Ciferal Comércio, Indústria e Participações S.A.

This 70,000 square meter factory, built on 193,000 square meters of land, is located in the Xerem district of Duque de Caxias, Rio de Janeiro state. With an installed capacity for the production of 3,000 units a year, it is situated near chassis-manufacturing plants and Brazil's biggest markets for buses.



Marcopolo Latinoamerica S.A.

This 12,000 square meter factory is located in the city of Rio Cuarto in the Argentine province of Cordoba. It has an annual production capacity for 1,250 urban and microbuses that are sold on the argentinean market and exported to neighboring countries.

Polomex S.A. de CV

Polomex is the result of an association with Mercedes-Benz. Its new plant in Monterrey, Mexico has an annual production capacity for 4,000 buses that are sold in the North American, Central American and Caribbean markets.





MVC – Componentes Plásticos Ltda.

Located in São Jose dos Pinhais, Paraná state (Brazil), this factory uses high tech RTM Light, Vacuum Forming and Fiberprint processes. Its products, geared to the aircraft, automobile, refrigeration and telephony industries, and used for visual communication and advertising purposes have received the Normas Embraer, ISO9002, VDA6 (Germany) and the Póle de Plasturgie de lÉst (France) certificates.

Marcopolo Indústria de Carroçarias S.A.

Strategically located in the city of Coimbra, Portugal, this factory has an annual production capacity for 250 units. Its principal markets are the countries of the European Union, which purchased 132 buses in 2000.



Marcopolo Products – Brazil

Factory	Long Distance	Intercity	Urban	Microbus	LCV
Ana Rech	 • Paradiso 1200 • Paradiso 1350  • Paradiso LD 1550 • Paradiso DD 1800  • Viaggio 1050	 • Andare  • Allegro	 • Torino • Torino Low Entry  • Torino Articulated • Torino Bi-Articulated  • Viale • Viale Low Entry • Viale Articulated • Viale Hybrid • Viale Hybrid Articulated • Trolleybus • Trolleybus Articulated • VLP		
Planalto				 • Senior	 • Volare • Fratello
CIFERAL			 • Turquesa • Torino  • Viale		 • Fratello

Marcopolo Products – Overseas

Factory	Long Distance	Intercity	Urban	Microbus
Mexico	 • MP 120  • MP 105	• Andare  • Allegro	• Torino • Viale	
Argentina			 • Torino • Torino Low Entry • Viale  • Viale Low Entry	 • Senior
Portugal	 • Viaggio II	• Allegro		 • Allegro SE
Colombia			• Viale  • Viale Articulated	
South Africa			 • Torino	

www.marcopolo.com.br

Administration

Marcopolo S.A.

Administrative Council	Paulo Bellini – *President*
	Nestor Antonio Perottoni – *Board Member*
	Dilson Sampaio da Fonseca – *Board Member*
Corporate Board of Directors	Paulo Bellini – *President*
	José Antonio F. Martins – *Vice President*
	Valter Gomes Pinto – *Director*
	Raul Tessari – *Director*
	Carlos Zignani – *Investor Relations Director*
Executive Directors	José Rubens De La Rosa – *General Director*
	Moacir V. Moroni – *Industrial Operations Director*
	Ruben A. Bisi – *Director for Strategy and Development*
	James E. Bellini – *Commercial Operations Director - Overseas Market*
	Nelson Gehrke – *Commercial Operations Director - Domestic Market*
Marcopolo Indústria de Carroçarias S.A.	Paulo R. C.de Carvalho – *President*
MVC – Componentes Plásticos Ltda.	Gilmar Lima – *General Manager*
Marcopolo Latinoamerica S.A.	Gilmar Nunes – *General Manager*
Polomex S.A. de C.V.	Carlos Casiraghi – *General Director*
Ciferal Comércio, Indústria e Participações S.A.	Gilson Mansur – *General Manager*
Marcopolo Distribuidora de Peças Ltda.	Alfredo J. Flach – *Manager – Rio de Janeiro Branch*
	Almir José Vargas – *Manager – São Paulo Branch*

Investor Relations

Director:	Carlos Zignani
Consultant:	João Luiz Borsoi
Address:	Av. Rio Branco, 4889
	Bairro Ana Rech, Caxias do Sul - RS
	CEP 95060-650
Tel:	+55 (54) 209 4660
Fax:	+55 (54) 209 4665
e-mail:	jborsoi@marcopolo.com.br

Shareholder Services

Bank:	Banco Itaú S.A.	
Address:	Rua Boa Vista, 185, 6° andar	
	São Paulo – SP – Brasil	
Brazilian Stock Exchange:	Bolsa de Valores de São Paulo (Bovespa)	
Ticker:	Ordinary shares:	POMO3
	Preferred Shares:	POMO4

ADR System

Depository Bank:	Citibank, N.A – NY (EUA)
Custodian Bank:	Banco Itaú S/A – SP (Brazil)
Overseas Stock Exchange:	OTC – New York
ADR Ticker:	MCPOY

Independent Auditors

KPMG Auditores Independentes

Newspapers for Public Announcements

Diário Oficial do Estado do Rio Grande do Sul

Pioneiro – Caxias do Sul – RS

Gazeta Mercantil – National Edition

Marcopolo S.A.

Planalto Unit

Corporate Board of Directors and Manufacturing

Av. Marcopolo, nº 280 – Bairro Planalto
Caixa Postal nº 238
95086-200 – Caxias do Sul – RS – Brasil
Tel.: +55 (54) 209 4000
Fax: +55 (54) 209 4020

Ana Rech Unit

General Administration and Product Assembly

Av. Rio Branco, nº 4889 – Bairro Ana Rech
Caixa Postal nº 238
95060-650 – Caxias do Sul – RS – Brasil
Tel.: +55 (54) 209 4000
Fax: +55 (54) 209 4121
E-mail: marcopolo@marcopolo.com.br
Webpage: www.marcopolo.com.br

Polomex S.A. de C.V.

Carretera a Garcia Km 6,5B
Zona Industrial el Obispo García
66000 – García – Monterrey – NL – México
Tel.: (+ 52) 8 319 3990
Fax: (+52) 8 319 3993
E-mail: polomex@prodigy.net.mx

Ciferal Com., Indústria e Participações S.A.

Rua Pastor Manoel Avelino de Souza, nº 2064 – Xerém
25250-000 – Duque de Caxias – RJ – Brasil
Tel.: +55 (21) 679 1011
Fax: +55 (21) 679 1032
E-mail: ciferal@openlink.com.br
Webpage: www.ciferal.com.br

Marcopolo Latinoamerica S.A.

Ruta Nacional, 8 – Km 605 5800 – Província de Córdoba – Ciudad de Rio Cuarto – Argentina
Tel.: (+54) 358 463 5600
Fax: (+54) 358 463 9281
E-mail: mapla@ar.marcopolo.com.br

Capital Federal:
San Martin, 910 – 4º P.
Tel: (+54) 11 4315 5015

Laureano S.A.

Av. 25 de Mayo, 2056 bis 2000 – Província de Santa Fé – Ciudad de Rosario – Argentina
Tel.: (+54) 341 453 0059
Fax: (+54) 341 453 0059
E-mail: contacto@laureano.com.ar

Capital Federal:
San Martin, 910 – 4º P.
Tel: (+54) 11 4315 5015

Marcopolo Indústria de Carroçarias S.A.

Estrada de Eiras – Eiras – Apartado, 8043
3021-901 – Coimbra – Portugal
Tel.: (+351) 2 39 431856
Fax: (+351) 2 39 439174
E-mail: marcopolo@mail.telepac.pt

MVC Componentes Plásticos Ltda.

Rua Maria Izabel Zagonel, 205
Colônia Afonso Pena
83045-430 – São José dos Pinhais – PR – Brasil
Tel.: +55 (41) 283 3233
Fax: +55 (41) 282 0092
E-mail: comercial@mvc-marcopolo.com.br
Webpage: www.mvcplasticos.com.br

Créditos

Projeto Gráfico e Editorial

CORPZB Design Editorial e Corporativo

Fotolito

Ponto&Meio

Fotos de Produtos

Photo Traço

Impressão

Editora São Miguel

Financial Statements 2000

Marcopolo

INDEPENDENT AUDITORS' REPORT

To
The Board of Directors and Shareholders
Marcopolo S.A.
Caxias do Sul - RS

We have examined the balance sheets of Marcopolo S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2000 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

The information of investee companies Marcopolo Latinoamérica S.A., Laureano Gonzáles S.A. and Laureano S.A., for year ended on December 31, 2000 were reviewed by other independent auditors, the reports of which were presented to us; thus, the result of our review, in respect to the investment values and results of those companies, is solely based on the reports prepared by such independent auditors.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Marcopolo S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2000, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices derived from the Brazilian Corporation Law

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of added value and cash flows as of December 31, 2000 are supplementary to the aforementioned financial statements, and have been included to facilitate additional analysis. This supplementary information was subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

The financial statements of the controlling company and consolidated statements, as of December 31, 1999, presented for comparison purposes, were reviewed by other independent auditors who issued their unqualified opinion thereon, dated February 16, 2000.

09 February 2001

KPMG Auditores Independentes
CRC 2SP014428/O-6"S"RS
Wladimir Omiechuk
Contador CRC-RS-041241/0-2

MARCOPOLO S.A.

Balance Sheets

december 31, 2000 and 1999 (In thousands of reais)

ASSETS

	Parent Company		Consolidated	
	2000	**1999**	**2000**	**1999**
CURRENT ASSETS				
Cash and banks	1,532	425	20,386	13,326
Marketable securities	39,551	79,928	68,416	114,163
Trade accounts receivable	97,896	92,403	226,946	130,583
Inventories	37,981	36,443	84,816	61,944
Other accounts receivable	5,621	5,326	16,052	9,663
Recoverable taxes	8,866	18,891	21,915	26,431
	191,447	233,416	438,531	356,110
NONCURRENT ASSETS				
Related parties	40,873	21,339	1,479	1,460
Deferred income and social contribution taxes	2,463	1,952	2,463	1,952
Court Deposit	2,503	2,441	2,703	2,491
Trade accounts receivable	-	-	4,319	6,587
Other accounts receivable	180	156	792	324
	46,019	25,888	11,756	12,814
PERMANENT ASSETS				
Investments	70,214	76,472	2,213	2,003
Property, plant and equipment	57,024	54,305	131,214	111,472
Deferred charges	1,144	735	8,300	6,516
	128,382	131,512	141,727	119,991
	191,447	390,816	592,014	488,915

See the accompanying notes to the financial statements.

MARCOPOLO S.A.

BALANCE SHEETS

december 31, 2000 and 1999 (In thousands of reais)

LIABILITIES

	Parent Company		Consolidated	
	2000	1999	2000	1999
CURRENT LIABILITIES				
Accounts payable to suppliers	35,966	17,761	88,456	30,021
Loans and financing	45,045	61,847	118,640	120,733
Salaries and vacation pay	17,557	11,556	22,975	15,470
Taxes payable	5,796	4,040	9,824	7,520
Related parties	3,008	11,202	-	-
Advance payment to customers	5,423	6,340	9,604	7,320
Commissions payable	6,139	4,350	8,671	4,596
Advance billing	2,077	2,082	3,110	2,558
Interest on shareholders' equity	6,844	3,536	6,844	3,536
Management participation	1,873	1,167	1,873	1,167
Other accounts payable	9,014	9,127	24,566	15,921
	138,742	133,008	294,563	208,842
NONCURRENT LIABILITIES				
Loans and financing	11,378	53,299	79,880	80,291
Accounts payable	-	-	8,499	
Other accounts payable	-	-	6,790	125
	11,378	53,299	95,169	80,416
MINORITY INTEREST	-	-	(10,329)	(3,261)
SHAREHOLDERS' EQUITY				
Capital	130,000	130,000	130,000	130,000
Capital reserves	1,445	1,445	1,445	1,445
Profit reserves	84,283	73,064	81,166	71,473
	215,728	204,509	212,611	202,918
	365,848	390,816	592,014	488,915

See the accompanying notes to the financial statements.

STATEMENTS OF INCOME

Years ended December 31, 2000 and 1999 (In thousands of reais)

	Parent Company		Consolidated	
	2000	1999	2000	1999
REVENUES	655,483	414,633	957,043	534,190
DEDUCTIONS				
Sales taxes and returns	(87,435)	(51,102)	(123,526)	(69,564)
NET REVENUES	568,048	363,531	833,517	464,626
COST OF GOODS SOLD AND SERVICES RENDERED	(451,127)	(287,235)	(669,668)	(373,546)
GROSS PROFIT	116,921	76,296	163,849	91,080
EXPENSES OPERATING				
Selling expenses	(46,413)	(31,159)	(70,124)	(44,642)
Directors' fees	(2,058)	(1,957)	(3,090)	(2,745)
Administrative	(18,714)	(16,582)	(36,623)	(23,925)
Financial expenses	(25,652)	(72,234)	(47,587)	(81,020)
Financial income	20,068	55,376	24,838	69,647
Equity in income of subsidiaries and associated companies	(6,748)	7,864	-	-
Other operating income (expense)	(2,096)	(2,585)	(3,601)	(638)
OPERATING INCOME	35,308	15,019	27,662	7,757
Nonoperating income	367	(489)	879	(502)
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND PROFIT SHARING	35,675	14,530	28,541	7,255
Income and social contribution taxes	(10,465)	371	(11,391)	(481)
Employee and director profit sharing	(6,480)	(3,232)	(7,014)	(3,406)
NET INCOME BEFORE MINORITY INTEREST	18,730	11,669	10,136	3,368
MINORITY INTEREST	-	-	7,068	6,710
NET INCOME FOR THE YEAR	18,730	11,669	17,204	10,078
NET INCOME PER SHARES - R$	0.228	0.142		
NET EQUITY PER SHARE VALUE - R$	2.628	2.492		

See the accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2000 and 1999 (In thousands of reais)

	Parent Company		Consolidated	
	2000	1999	2000	1999
SOURCES OF FUNDS				
OPERATIONS				
Net income for the year	18,730	11,669	17,204	10,078
ITEMS NOT AFFECTING WORKING CAPITAL				
Depreciation and amortization	9,770	10,272	19,256	15,310
Loss (Profit) from Equity in net income of investees	6,748	(7,864)	-	-
Residual cost on disposal of property, plant and equipment	795	1,122	4,364	3,207
Residual cost on disposal of investments	-	186	-	307
Price-level restatement increments to foreign subsidiaries	-	-	(1,634)	(3,712)
Minority interest	-	-	(7,068)	(3,319)
	36,043	15,385	32,122	21,871
FUNDS PROVIDED BY SHAREHOLDERS AND THIRD PARTIES				
Dividends	139	29	-	-
Decrease in noncurrent assets	-	-	1,058	-
Increase in noncurrent liabilities	-	13,398	14,753	21,946
	36,182	28,812	47,933	43,817
APPLICATIONS OF FUNDS				
Acquisition of Investments	628	25,219	9,142	1,472
Acquisition of property, plant and equipment	12,656	4,221	27,050	17,352
Increase in deferred charges	1,038	449	3,238	5,511
Increase in noncurrent assets	20,131	14,937	-	8,070
Interest on shareholders' equity - Law 9249/95	7,511	3,889	7,511	3,889
Decrease in noncurrent liabilities	41,921	-	-	-
Noncurrrent assets from subsidiary added to consolidation	-	-	4,292	9,578
DECREASE IN WORKING CAPITAL	83,885	48,715	51,233	45,872
	(47,703)	(19,903)	(3,300)	(2,055)
CHANGES IN WORKING CAPITAL				
At beginning of year	100,408	120,311	147,268	149,323
At end of year	52,705	100,408	143,968	147,268
DECREASE IN WORKING CAPITAL	(47,703)	(19,903)	(3,300)	(2,055)

See the accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS - INDIRECT METHOD

Years ended December 31, 2000 and 1999 (In thousands of reais)

	Parent Company		Consolidated	
	2000	1999 Unaudited	2000	1999 Unaudited
Cash flows from operating activity				
Net income for the year	18,730	11,669	17,204	10,078
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation and amortization	9,770	10,272	19,256	15,310
Gain on sale of fixed assets	795	1,308	4,364	3,514
Equity in net income of subsidiaries	6,748	(7,864)	-	-
Minority interest	-	-	(7,068)	(3,319)
Dividends received	139	29	-	-
Changes in assets and liabilities				
(Increase) in accounts receivable and others accounts receivables	(33,774)	(45,935)	(145,598)	(86,493)
(Increase) in inventories	(1,538)	(10,742)	(22,872)	(17,175)
Increase in accounts payable	18,205	5,367	58,435	5,868
Increase in other accounts payable and provisions	9,217	4,397	41,235	14,862
Decrease in interest on shareholder's equity	(4,203)	(9,253)	(4,203)	(9,253)
Net cash provided by (used in) operating activities	24,089	(40,752)	(39,247)	(66,608)
Cash flow from investing activities				
Purchases of property, plant and equipment	(12,656)	(4,670)	(27,050)	(17,352)
Purchases of shares/quotas	(628)	(24,770)	(9,142)	(1,472)
Applications in deferred charges	(1,038)	(449)	(3,238)	(5,511)
Net cash used in investing activities	(14,322)	(29,889)	(39,430)	(24,335)
Cash flows from financing activities				
(Increase) relatied parties	(27,728)	(7,012)	(19)	(1,460)
Proceeds from issuance of loans	122,666	165,237	273,657	213,000
Principal payments on loans	(117,578)	(57,900)	(190,193)	(50,270)
Interest paid on loans	(26,397)	(64,494)	(43,455)	(63,711)
Net cash provided by (used in) financing activities	(49,037)	35,831	39,990	97,559
Increase (decrease) in cash and cash equivalents				
At beginning of year	80,353	115,163	127,489	120,873
At end of year	41,083	80,353	88,802	127,489
Increase (decrease) in cash and cash equivalents	(39,270)	(34,810)	(38,687)	6,616

STATEMENTS OF ADDED VALUE

Years ended December 31, 2000 and 1999 (In thousands of reais)

	Parent Company		Consolidated	
	2000	1999 Unaudited	2000	1999 Unaudited
1. Revenues				
1.1. Sale of goods, products and services	631,588	404,384	933,148	534,190
1.2. Nonoperational	367	(489)	879	(502)
	631,955	403,895	934,027	533,688
2. Third party consumption (including ICMS and IPI)		403,895	934,027	533,688
2.1. Raw materials consumed	330,408	234,579	469,229	279,364
2.2. Cost of goods and services sold	74,796	8,396	124,962	8,396
2.3. Material, energy, third party services and others	81,898	49,683	125,507	85,936
	487,102	292,658	719,698	373,696
3. Gross added value (1-2)	144,853	111,237	214,329	159,992
4. Retentions				
4.1. Depreciation and amortization	9,770	10,272	19,256	15,310
5. Added value produced by the Company (3-4)	135,083	100,965	195,073	144,682
6. Transferred added value				
6.1. Equity in net income of subsidiaries	(6,748)	7,864	-	-
6.2. Financial income	20,068	55,576	24,838	69,647
	13,320	63,440	24,838	69,647
7. Added value to be distributed (5+6)	148,403	164,405	219,911	214,329
8. Distribution of added value				
8.1. Payroll and related charges	67,107	49,461	89,968	68,653
8.2. Taxes and contributions	39,230	26,142	61,021	46,854
8.3. Interest and rents	23,336	77,133	50,192	80,092
8.4. Interest on equity reserve and dividends	7,511	3,889	7,511	3,889
8.5. Retained earnings/loss	11,219	7,780	11,219	14,841
	148,403	164,405	219,911	214,329

NOTES TO THE FINANCIAL STATEMENTS

Years ended December 31, 2000 and 1999 (In thousands of reais)

Appendix I

INVESTMENTS IN SUBSIDIARIES

	Marcopolo Distribuidora de Peças Ltda.	Marcopolo Trading S.A.	Marcopolo Latinoamericana America S.A (1)
Information on investments			
Capital	4,000	1,000	2,929
Adjusted shareholder's equity	2,983	3,717	(370)
Number of shares or quotas owned	1	3,450,103	10,120
Interest %	99.999	99.995	98.830
Income (loss) for the year	(1,004)	585	(3,299)
Movement of investments			
Opening balances:			
By equity value	3,987	3,272	2,655
Addittions	-	-	-
Dividends/profit received	-	(139)	-
Sales of investments	-	-	-
Equity in income of subsidiaries	(1,004)	584	(3,021)
Final balances:			
By equity value	2,983	3,717	(366)

(1) Foreign subsidiary

Appendix II

RELATED PARTIES

	Marcopolo Distribuidora de Peças Ltda.	Marcopolo Trading S.A.	MVC Componentes Plásticos Ltda.	Ilmot International Corporation S.A.	Polo Investimentos Ltda.
Balance assets (liability) by:					
Loans and current account	594	(1,586)	(23)	(59)	(355)
Trade accounts receivables	141	-	3	11,672	-
Accounts payables purchase	24	-	287	-	-
Purchase of raw inventories materials and servicies	2,988	-	7,385	-	-
Sales (Inventories and services)	711	3	131	68,123	-
Financial income	-	279	223	-	145
Financial expense	47	-	161	32	26

Notes:

The current account balances are adjusted for inflation according to the variation of the CDI.

Sales and purchase of products and/or services are carried out under the same price and terms as in any arm's-length transaction with non-r

Polo Investimentos Ltda.	Polo Serviços em Plástico Ltda.	Polomex S.A. de C.V. (1)	Marcopolo International Corporation (1)	Total 2000	Total 1999
48,840	500	12,557	98		
46,402	604	11,418	15,340		
1	1	3,011,659	50,000		
99.951	99.000	4.883	100.000		
4,210	(91)	(608)	(872)		
50,588	688	77	14,831	76,098	43,044
-	-	-	-	-	46,850
-	-	-	-	(139)	(29)
-	-	-	-	-	(21,631)
(4,209)	(90)	483	509	(6,748)	7,864
46,379	598	560	15,340	69,211	76,098

Dinaço Ind. e Com. de Ferro e Aço Ltda.	Marcopolo Indústria de Carroçarias S.A.	Polo Serviços em Plásticos Ltda.	Marcopolo International Corporation	Polomex S.A. de C.V.	Ciferal Com. Ind. e Participações S.A.	Marcopolo Latino-América S.A.	Total 2000	Total 1999
(821)	-	(159)	18,461	1,042	20,309	462	37,865	10,137
138	50	-	8,719	4,587	3,784	2,326	31,420	25,863
100	-	766	-	-	-	-	1,177	933
8,640	-	8,320	-	-	887	-	28,220	17,642
597	94	-	19,514	6,753	22,229	7,002	125,157	69,908
369	-	28	-	72	-	-	1,116	2,026
-	-	1	1,562	-	2,038	26	3,893	2,161

ated parties.

STATEMENTS OF CHANGES IN SHAREHOLDERS´ EQUITY

Years ended December 31, 2000 and 1999 (In thousands of reais)

		Capital reserves	
	Capital	Tax incentives	Earnings from sale of treasury stock
BALANCES AT JANUARY 1, 1999	130,000	688	757
Net income for the year	-	-	-
Distributions:			
Legal reserve	-	-	-
Interest on shareholders' equity - Law 9249/95	-	-	-
Reserve for future capital increase	-	-	-
Reserve for payment of dividends	-	-	-
Reserve for purchase of company shares	-	-	-
BALANCES AT DECEMBER 31, 1999	130,000	688	757
Net income for the year	-	-	-
Distributions:			
Legal reserve	-	-	-
Reserve for future capital increase	-	-	-
Reserve for payment of dividends	-	-	-
Reserve for purchase of company shares	-	-	-
Interest on shareholders' equity - Law 9249/95	-	-	-
BALANCES AT DECEMBER 31, 2000	130,000	688	757

See the accompanying note

Profit Reserves					
Legal	For futures capital increase	Reserve for payment of interim dividends	Reserve for purchase of company shares	Retained earnings	Total
15,778	31,533	8,371	9,602	-	196,729
-	-	-	-	11,669	11,669
584	-	-	-	(584)	-
-	-	-	-	(3,889)	(3,889)
-	5,038	-	-	(5,038)	-
-	-	1,079	-	(1,079)	-
-	-	-	1,079	(1,079)	-
16,362	36,571	9,450	10,681	-	204,509
-	-	-	-	18,730	18,730
937	-	-	-	(937)	-
-	7,198	-	-	(7,198)	-
-	-	1,542	-	(1,542)	-
-	-	-	1,542	(1,542)	-
-	-	-	-	(7,511)	(7,511)
17,299	43,769	10,992	12,223	-	215,728

the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Years ended December 31, 2000 and 1999 (In thousands of reais)

1 OPERATIONS

The corporate object of the company is the manufacture and sale of buses, cars, car bodies, car parts, industrial and agricultural machinery and implements, imports and exports and also the participation in other companies.

2 PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission.

Description of significant accounting policies

a. Marketable securities - Marketable securities are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.

b. Provision for doubtful accounts - The provision for doubtful accounts is calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

c. Inventories - Inventories are stated at the lower of average or production cost which does not exceed market value.

d. Investments - Investments in subsidiary companies have been evaluated through equity method. The premium paid on acquisition of equity is amortized over their expected period of profitability. All other investments were evaluated at cost, duly adjusted, after provision for depreciation.

e. Offshore corporate investments - The criteria used for assessment of the financial income statements of the offshore investee companies, when different from the accounting practices accepted in Brazil, were duly adjusted considering the relevance of the information. The conversion of these financial statements to domestic currency was made as per CVM Resolution No. 28/86.

f. Property, plant and equipment - Property, plant and equipment is recorded at the cost of acquisition, formation or construction. Depreciation is provided using the straight-line method at rates which take into account the estimated useful lives of the assets.

g. Deferred charges - This refers mainly to expenses incurred with the development and implementation of operational units in new markets abroad, which are being amortized by the straight-line method, over their expected period of profitability.

h. Rights and obligations - Rights and obligations are price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date.

i. Income and social contribution taxes - Income tax - Computed at the rate of 15% of taxable income, plus an additional 10%.

Social contribution tax - Computed at the rate of 9% of adjusted taxable income (8% from January to April 1999 and 12% from May, 1999 to January 2000).

Income and social contribution taxes on temporary differences are classified as current/non current assets and liabilities, as Note 12.

j. Recognition of effects of inflation - The fixed asset and shareholders' equity accounts were price-level restated up to December 31, 1995, at which point monetary correction of the balance sheet was revoked from Brazilian Corporation Law in accordance with Law 9249/95.

3 CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the financial statements of Marcopolo S.A. and its subsidiaries, as listed below:

COMPANIES CONSOLIDATED

	Ownership percentage	
Name of companies	**Direct**	**Indirect**
Marcopolo Distribuidora de Peças Ltda.	99.99	0.01
Marcopolo Trading S.A.	99.99	0.01
MVC - Componentes Plásticos Ltda.	-	100.00
Polo Investimentos Ltda.	99.95	0.05
Dinaço Indústria e Comércio de Ferro e Aço Ltda.	-	100.00
Marcopolo International Corporation (1)	100.00	-
Ilmot International Corporation S.A. (1)	-	100.00
Marcopolo Indústria de Carroçarias S.A. (1)	-	100.00
Polo Serviços em Plásticos Ltda.	99.00	1.00
Marcopolo Latinoamérica S.A. (1)	98.83	1.17
Ciferal Comércio Indústria Participações S.A. (2)	-	50.00
Polomex S.A. de C.V. (1)	4.88	95.12
Laureano Gonzales S.A. (1)	-	100.00
Laureano S.A. (1)	-	100.00

(1) Foreign subsidiary

(2) The consolidation of the financial statements of this jointly controlled subsidiary is being made in compliance with CVM Resolution N° 247/96.

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions; and

d. Identification of minority interests in the consolidated financial statements.

A reconciliation of the results for the year and shareholders' equity is shown below:

	Results		Shareholders´ equity	
	2000	**1999**	**2000**	**1999**
Parent Company	18,730	11,669	215,728	204,509
Realization of income by the subsidiaries in transactions with subsidiaries, net of income and social contribution taxes	1,591	-	-	-
Elimination of income earned by the Parent company in transactions with subsidiaries, net of income and social contribution taxes	(3,117)	(1,591)	(3,117)	(1,591)
Consolidated	17,204	10,078	212,611	202,918

4 Marketable Securities

	Parent company		Consolidated	
	2000	**1999**	**2000**	**1999**
Domestic currency:				
Fixed Income Funds (*)	1,000	6,321	1,000	6,321
Time Deposits (*)	38,551	42,286	50,600	54,869
Foreign Currency:				
Central Bank Notes	-	30,200	-	30,200
Fixed Income	-	-	10,890	18,373
Variable Income	-	-	-	2,110
Others	-	1,121	5,926	2,290
	39,551	79,928	68,416	114,163

(*) Earnings linked to at least 99% of the variation of the CDIs (Certificates of Interbank Deposits).

5 Trade accounts receivable

	Parent company		Consolidated	
	2000	**1999**	**2000**	**1999**
Current:				
Domestic customers	89,769	68,777	114,477	78,007
Foreign customers	77,150	54,667	193,530	85,867
Less:				
Trade bills discounted	(67,231)	(29,817)	(75,164)	(29,817)
Provision for doubtful accounts	(1,792)	(1,224)	(5,897)	(3,474)
	97,896	92,403	226,946	130,583

6 Inventories

	Parent company		Consolidated	
	2000	**1999**	**2000**	**1999**
Finished goods	8,469	8,905	16,998	12,907
Work in process	3,442	2,720	8,156	5,008
Raw materials and auxiliaries	22,836	21,217	42,715	37,009
Merchandising	735	-	12,884	3,354
Advances to suppliers and others	2,499	3,601	4,063	3,666
	37,981	36,443	84,816	61,944

NOTES TO THE FINANCIAL STATEMENTS

Years ended December 31, 2000 and 1999 (In thousands of reais)

7 INVESTMENTS

	Parent company		Consolidated	
	2000	1999	2000	1999
In subsidiaries	69,211	76,098	-	-
Goodwill (discount)	-	-	1,178	1,472
Other investments	1,003	374	1,035	531
	70,214	76,472	2,213	2,003

The investments in subsidiary companies are shown in the table attached.

8 PROPERTY, PLANT AND EQUIPMENT

	(Average) depreciation rate (p.a.) %	Parent company		Consolidated	
		2000	1999	2000	1999
Buildings	4	32,202	31,969	62,815	55,932
Machinery and equipment	10	56,431	51,469	93,892	86,035
Instalações	10	26,229	25,919	31,148	31,555
Furniture and fixtures	10	3,629	3,411	5,988	5,106
Vehicles	20	1,718	1,690	2,950	2,764
Computer equipment	20	11,581	8,288	13,431	8,672
Others property, plant and equipment	10 a 20	1,457	1,659	11,760	5,207
Accumulated depreciation		(85,204)	(78,570)	(110,005)	(98,877)
Land		6,861	7,276	14,637	13,525
Work in progress		786	519	3,264	878
Advances to suppliers		1,334	675	1,334	675
		57,024	54,305	131,214	111,472

9 RELATED PARTIES

Balances and transactions with related parties are shown in the attached table.

10 LOANS AND FINANCING

	Parent company		Consolidated	
	2000	1999	2000	1999
Local currency:				
Permanent assets:				
FINAME	3,156	4,113	11,851	10,876
Bank loans	-	-	4,712	16,454
Advances on exchange contracts	19,907	-	19,907	-
Foreign currency:				
Bank loans	1,727	38,953	80,986	44,251
FINAME	-	-	-	265
Credit Facility for Pre-payment of Exports	-	-	47,730	40,795
Advances on exchange contracts	31,633	72,080	33,334	88,383
	56,423	115,146	198,520	201,024
Current portion included in current liabilities	45,045	61,847	118,640	120,733
Noncurrent liabilities	11,378	53,299	79,880	80,291

Loans in domestic currency are payable up to September, 2004, and those in foreign currency up to November 2005. These loans are subject to incidence of the following charges:
a. Domestic currency loans are subject to interest rates up to 4.25% p.a., plus adjustment for inflation, calculated according to the variation of the URTJ, TJLP and UMBNDS;
b. Working capital loans in foreign currency incur interest rates that vary between 5.5% to 12% p.a.;
c. Advance on export contracts are subject to interest rates that vary between 6.79% to 9.9% p.a. plus exchange adjustment calculated according to the variation of the American dollar; and
d. Credit lines for pre-payment of exports incur interest of 1.5% p.a., plus LIBOR variation.
Loans and credit lines are guaranteed by endorsement and chattel mortgage.

11 Provision for contingencies

The Company is disputing in court the constitutionality of certain taxes and validity of labor claims. Provision has been established based on the opinion of the company's legal counsel.

12 Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values. The carrying value of the deferred tax asset is reviewed annually and no adjustments arose as a result of this process at year end.

The origin of deferred income and social contribution taxes is presented below:

	Parent company		Consolidated	
	2000	1999	2000	1999
Noncurrent assets:				
Provision for Technical Assistance	1,011	648	1,011	648
Provision for commission	385	385	385	385
Others Provisions	386	285	386	285
Provision for contingencies	681	634	681	634
	2,463	1,952	2,463	1,952

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

	Parent company		Consolidated	
	2000	1999	2000	1999
Profit before income and social contribution taxes	29,195	11,298	28,595	10,559
Combined statutory rates	34%	37%	34%	37%
Income and social contribution taxes:				
calculated at the statutory rates	9,926	4,180	9,722	3,906
Permanent additions:				
Nondeductible expenses	3,093	501	4,223	501
Permanent exclusions:				
Interest on shareholders'equity	2,554	972	2,554	972
Nontaxable revenues	-	4,080	- -	2,954
Income and social contribution taxes charged to net income	10,465	(371)	11,391	481
Effective rate	35,84%	-	39,84%	4,56%

13 Capital (Parent company)

The authorized capital, in accordance with the extraordinary general meeting held on 25 April 2000, comprises 2,000,000,000 nominative shares with no par value, 800,000,000 of which are common shares and 1,200,000,000 preferred shares, no par value. On December 31, 2000 and 1999 subscribed and paid-in capital is represented by 82,073,858 book shares with no par value, 38,490,512 of which are common shares, no par value and 43,583,346 preferred shares, no par value. Preferred shares have no voting rights and have priority in the distribution of dividends, which are at least 10% (ten percent) higher than those paid on common shares, in accordance with paragraph I, article 17 of Law 6404/76, with the revised text established in Law 9457/97. The Company's articles call for a minimum dividend of 25% of net income for the year, adjusted in compliance with article 202 of Law 6404/76, and formation of a reserve for future capital increase, payment of interim dividends and for acquisition of company capital shares, all for the purpose of assuring proper operation conditions and guarantee continuity of annual distribution of dividends.

14 Interest on shareholders' equity - Law 9249/95

In accordance with the option provided in Law 9249/95, the Company computed interest on shareholders' equity of R$ 7,511 (R$ 3,889 in 1999) by using the benchmark interest rate (TJLP) in effect for the year payable as from March 26 2001, on the basis of R$0.0869 per ordinary book share and R$ 0.0956 per preferred book share. This interest was recorded under financial expenses, as required by tax legislation. For purposes of these financial statements, this interest has been eliminated from financial expenses for the year and was charged to retained earnings and credited to current liabilities.

Income and social contribution taxes for the year were reduced by approximately R$ 2,553 (R$ 972 in 1999) as a result of the interest expense on shareholders' equity.

Notes to the Financial Statements

Years ended December 31, 2000 and 1999 (In thousands of reais)

Demonstration of minimum mandatory dividend calculation:

Dividends were calculated as follows:

Net income for the year	18,730
(-) Legal reserve (18,730 x 5%)	(937)
(+) Depreciations of asset fixed reavaluated	209
Calculation basis for dividends	18,002
Proposed 25% minimum dividends	4,500
Interest on own equity imputed to dividends:	
Gross value	7,511
Withholding Income Tax (15%)	(1,127)
Withholding Income Tax - Suspended	432
Net value credited	6,816

The value of the referred interest shall be imputed to the mandatory dividend previously declared, on account of the current fiscal period, as per item V of CVM Resolution 207/96.

16 Private Pension Plan

The Company is the main sponsor of the "Marcoprev - Sociedade de Previdência Privada" a registered, nonprofit association, constituted in December 1995, the main objective of which is to grant pension benefits, supplementary to those of Social Security, to all employees of the sponsor companies: Marcopolo S.A. (Main Sponsor), Marcopolo Distribuidora de Peças Ltda., Marcopolo Trading S.A., MVC Componentes Plásticos Ltda., Polo Serviços em Plásticos Ltda., Polo Investimentos Ltda., Fundação Marcopolo and Associação dos Funcionários da Marcopolo. The contributions made during the fiscal period amounted to R$ 2,168 thousand (R$ 1,775 thousand 1999). The actuarial method used for calculation of the cost and contributions is the capitalization method. This is a mixed plan, of "defined benefits" where contributions are the exclusive responsibility of the sponsor and of "defined contribution" where contributions are optionally made by the sponsor and by the participant. On December 31, 2000, actuarial liability amounted to R$ 24,566 (R$ 21,520 in 1999) calculated as per the mathematical model established in the Plan technical sheet, according to group capitalization, which is fully paid-up; thus this liability must be recorded by the sponsor on December 31, 2000.

17 Financial instruments

The amounts of financial instruments, recognized or estimated as of December 31, 2000, registered in equity accounts, do not present any market values substantially different from those recognized in the financial statements for similar instruments having the same maturity and risk.

The company carried out some derivative transactions in 2000, to guarantee part of the liabilities arising from loans and financing in foreign currency; the losses resulting from these operations, in the amount of R$ 1,010, was recorded under financial expenses.

18 Insurance coverage

On December 31, 2000, the Company had insurance coverage against fire and various risks on its fixed assets and inventories, for amounts deemed sufficient to cover possible losses.

19 Endorsements, securities and guarantees

The Company has guaranteed certain obligations of its subsidiaries for amounts equal to R$ 63,250 (R$ 18,776 in 1999) as of December 31, 2000.

As of December 31, 2000, the company was liable for guarantees and/or securities offered to banks in customer financing transactions in the amount of R$ 67,022 (R$ 54,200 in 1999), which are guaranteed by the assets object of the credit facility.

20 Employees' Profit Sharing Plan

In the fiscal year 2000, according to the provisions of Law N° 10.101 of December 19, 2000, the Management opted for half-year payments having paid one installment in August, 2000, and the balance during fiscal year 2001.

Employees' profit share was calculated as stipulated in the Marcopolo-EFIMAR Goals and Productivity Program Agreement, dated April 11, 200 and ratified by the Union of the company's employees.